Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE

ThermoView Industries, Inc. Reports Third Quarter 2004 Financial Results.

LOUISVILLE, Ky. (November 22, 2004) - ThermoView Industries, Inc. (AMEX: THV), which designs, manufactures and markets home improvements under the brand name "THV: America's Home Improvement Company," today reported financial results for the third quarter ending September 30, 2004.

        Every year on September 30, the company evaluates its accounting for goodwill through an independent expert. This year, the company reported that the annual evaluation resulted in an impairment to goodwill and a subsequent charge of $10 million. The company does not expect this non-cash charge to affect its plans for future growth.

        Revenues for the third quarter in 2004 were approximately $18.2 million, compared to revenues in the same quarter for the previous year of $19.3 million. However, the company decreased its selling, general and administrative expenses in the third quarter of 2004 approximately $500,000 from the third quarter of 2003. Due to the $10 million non-cash charge, the company reported a net loss attributable to common stockholders of $9.58 million or $1.04 per diluted share for the third quarter 2004, compared to a net gain attributable to common stockholders of approximately $292,000 or 3 cents per diluted share for the third quarter of 2003. For the nine months ended September 30, 2004, the company reported a net loss attributable to common stockholders of $10.4 million or $1.14 per diluted share, compared to a net loss attributable to common stockholders of approximately $670,000 or 7 cents per diluted share for the same period in 2003.

        "The fact that an otherwise 43% increase in third quarter operating income from the same period last year was negated by the non-cash charge is disappointing, but the actual results exhibit an encouraging continuation of the company's trend toward profitability," said Charles L. Smith, CEO and President of ThermoView. Smith continued, "A decline in revenues for the third quarter from the same period in 2003 should be offset by our increased backlog into the fourth quarter. These third quarter operating results continue the progress we have made in cost cutting and implementing efficient best practices across the company. We continued to reduce our selling, general and administrative expenses while keeping our gross margins steady. We still believe we are well positioned for the future and will continue our initiatives to improve top line growth."

        In addition, Smith stated he is optimistic about ThermoView's new model THV stores opened in June. "We continue to see positive results several months into the model store operations and have gained a great deal of experience in formulating a successful model for future outlets," said Smith. "The new marketing model at the forefront of these test stores will be instrumental in the execution of our plan to open two or more model THV stores in 2005. I am encouraged by our progress so far and look forward to continuing this success."

ThermoView's November 23 conference call and webcast

ThermoView will hold a webcast at 2:00 p.m. EST on November 23, 2004 to allow securities analysts and shareholders the opportunity to hear management discuss the company's quarterly results and update progress on current operational and administrative initiatives. Live audio of the conference call can be accessed from http://www.thv.com, or http://www.vcall.com/CEPage.asp?ID=89748. First time listeners should visit www.vcall.com in advance to download and install any necessary audio software.

About ThermoView Industries, Inc.

ThermoView is a national company that designs, manufactures, markets and installs high-quality replacement windows and doors as part of a full-service array of home improvements for residential homeowners. ThermoView's common stock is listed on the American Stock Exchange under the ticker symbol "THV." Additional information on ThermoView Industries is available at http://www.thv.com .

Safe harbor statement

Statements in this news release that are not descriptions of historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expect," "intends," "believes," "plans," "anticipates" and "likely" also identify forward-looking statements. All forward-looking statements are based on current facts and analyses. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to our history of operating losses, anticipated future losses, competition, future capital needs, the need for market acceptance, dependence upon third parties, disruption of vital infrastructure, general economic downturn and intellectual property rights. All forward-looking statements are made pursuant to the Securities Litigation Reform Act of 1995. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the Securities and Exchange Commission.

Contacts:

David A. Anderson, Chief Financial Officer, ThermoView Industries, Inc., 502-968-2020.

* * *

ThermoView Industries, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2003	2004	2003	2004

Revenues	$ 19,307,308	$ 18,204,373	$ 53,613,176	$ 52,154,277
Cost of revenues earned	9,723,653	9,229,849	27,423,951	26,846,971
Gross profit	9,583,655	8,974,524	26,189,225	25,307,306

Selling, general and administrative expenses	8,298,750	7,735,014	25,182,605	23,117,435
Unusual credit-gain on conversion of debt to warrants	-	-	(796,000)	-
Impairment of goodwill	-	10,000,000	-	10,000,000
Depreciation expense	192,186	200,940	605,929	641,841
Amortization expense	12,982	3,179	23,111	29,143
Income from operations	1,079,737	(8,964,609)	1,173,580	(8,481,113)

Equity in earnings (loss) of joint venture	4,535	(12,672)	(41,689)	(17,171)
Interest expense	(594,156)	(433,634)	(1,932,652)	(1,498,120)
Interest expense on mandatorily redeemable preferred	(167,290)	(159,253)	(167,290)	(463,485)
Interest income	4,247	4,291	20,976	14,488
Income (loss) before income taxes	327,073	(9,565,877)	(947,075)	(10,445,401)

Income tax expense (benefit)	34,809	14,541	47,038	19,762

Net income (loss)	292,264	(9,580,418)	(994,113)	(10,465,163)

Less non-cash Series D and E preferred stock dividends	-	-	(472,494)	-
Plus benefit of redemption of Series D stock	-	-	796,000	-

Net income (loss) attributable to common stockholders	$ 292,264	$ (9,580,418)	$ (670,607)	$ (10,465,163)

Basic income (loss) per common share:
Net income (loss) attributable to common stockholders	$ 0.03	$ (1.04)	$ (0.07)	$ (1.14)

Diluted income (loss) per common share:
Net income (loss) attributable to common stockholders	$ 0.03	$ (1.04)	$ (0.07)	$ (1.14)
See accompanying notes.